Mail Stop 6010

February 27, 2009

Frederick Antonelli
Chief Executive Officer
AAA Public Adjusting Group, Inc.
6365 Taft Street, Suite 1003
Hollywood, Florida 33024

      Re: AAA Public Adjusting Group, Inc.
                 Registration Statement on Form S-1
                 Amendment 3 filed February 12, 2009

Dear Mr. Antonelli:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your financial information for the period ended December 31, 2008 pursuant to Rule 3-12 of Regulation S-X.

2. We did receive the courtesy copy of your amended document that was marked to indicate the revisions. Please note, Rule 472(a) requires that you file a marked version of the document on EDGAR.

Description of Business, page 15

3. We note your response to comment 2. Please either calculate the actual data for the percentages received in excess of the original insurance carrier payment or delete this table from your document. Additionally, if you choose to retain this table please revise to disclose the same recovery percentage for each initial payment range. You may disclose multiple percentages for each range or you may limit the recovery percentage to just one.

   For example:

   - Disclose the percentage of your clients that received a financial recovery in excess of 200% of each initial payment range; or
   - Disclose the percentage of your clients that received a financial recovery in excess of 100%, 200%, 300% and 1000% of each initial payment range.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sasha Parikh at (202) 551-3627 or Gustavo Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Rosenthall at (202) 551-3674 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Jonathan D. Leinward
        101 NE 3rd Avenue
        Suite 1500
        Fort Lauderdale, FL 33301
        Fax: (954) 252-4265